News Release TSX-V: PDO February 27, 2012

PORTAL ANNOUNCES

PROPOSED SHARE CONSOLIDATION,

AMENDMENT TO AUTHORIZED SHARE CAPITAL

AND NAME CHANGE

Portal Resources Ltd. (TSX Venture Exchange: PDO) (the “Company”) announces that the Company will be seeking shareholder approval to consolidate the Company’s common shares (“Common Shares”) on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares or at such lower consolidation ratio as may be required by the TSX Venture Exchange (the “Share Consolidation”). The Company will also be seeking shareholder approval to amend the Company’s authorized share capital by eliminating the maximum number of shares that the Company is authorized to issue (the “Authorized Share Capital Amendment”).

A special meeting of the shareholders of the Company (the “Meeting”) has been set for Friday, March 23, 2012 in order to approve the Share Consolidation and the Authorized Share Capital Amendment.

It is management’s view that the Share Consolidation and Authorized Share Capital Amendment will benefit the Company by increasing investor interest, improving trading liquidity and improving the Company’s ability to raise additional capital and at a higher price per share.

As at the date hereof, there are an aggregate of 48,745,539 Common Shares issued and outstanding.  It is expected that, upon completion of the Share Consolidation, there will be an aggregate of approximately 9,749,107 Common Shares issued and outstanding.

Upon completion of the Share Consolidation, the Company will also change its name to “Galileo Petroleum Ltd.” (the “Name Change”).  The completion of the Share Consolidation is subject to obtaining the requisite approval of the shareholders at the Meeting and the approval of the TSX Venture Exchange including meeting the minimum distribution requirements.  The Name Change will also be subject to the approval of the TSX Venture Exchange.

The Company may, in connection with the Name Change, change its stock symbol.  Further information on this will be announced at a later date.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com